UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

SEASPINE HOLDINGS CORPORATION
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

81255T 108
(CUSIP Number)

Stuart M. Essig
c/o Integra Life Sciences Holdings Corporation
311 Enterprise Drive
Plainsboro New Jersey 08536
Telephone Number: 609-936-2266

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box. ☐

Note:Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81255T 108

1	Names of reporting persons

Stuart M. Essig
2	Check the appropriate box if a member of a group
	(a)	☒	(b)	☐

3	SEC use only
4	Source of funds

PF
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

6	Citizenship or place of organization

United States
Number of shares beneficially owned by each reporting person with			7	Sole voting power

571,794*
			8	Shared voting power

32,550
			9	Sole dispositive power

571,794*
			10	Shared dispositive power

32,550
11	Aggregate amount beneficially owned by each reporting person

604,344*
12	Check if the aggregate amount in Row (11) excludes certain shares

Not Applicable
13	Percent of class represented by amount in Row (11)

4.4% **
14	Type of reporting person

IN

*	Includes 173,694 shares of common stock underlying options to purchase common stock, all of which were exercisable as of December 18, 2017.

**	Percentage based on 13,428,909 shares outstanding as of December 18, 2017, as disclosed by the Issuer to the Reporting Persons.

CUSIP No. 81255T 108

1	Names of reporting persons

Stuart M. Essig 2007 Family Trust
2	Check the appropriate box if a member of a group
	(a)	☒	(b)	☐

3	SEC use only
4	Source of funds

PF
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

6	Citizenship or place of organization

United States
Number of shares beneficially owned by each reporting person with			7	Sole voting power

32,550
			8	Shared voting power

—
			9	Sole dispositive power

32,550
			10	Shared dispositive power

—
11	Aggregate amount beneficially owned by each reporting person

32,550
12	Check if the aggregate amount in Row (11) excludes certain shares

Not Applicable
13	Percent of class represented by amount in Row (11)

0.2% *
14	Type of reporting person

OO

*	Percentage based on 13,428,909 shares outstanding as of December 18, 2017, as disclosed by the Issuer to the Reporting Persons.

CUSIP No. 81255T 108

1	Names of reporting persons

Essig Enright Family Foundation
2	Check the appropriate box if a member of a group
	(a)	☒	(b)	☐

3	SEC use only
4	Source of funds

PF
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

6	Citizenship or place of organization

United States
Number of shares beneficially owned by each reporting person with			7	Sole voting power

—
			8	Shared voting power

32,550
			9	Sole dispositive power

—
			10	Shared dispositive power

32,550
11	Aggregate amount beneficially owned by each reporting person

32,550
12	Check if the aggregate amount in Row (11) excludes certain shares

Not Applicable
13	Percent of class represented by amount in Row (11)

0.2% *
14	Type of reporting person

OO

*	Percentage based on 13,428,909 shares outstanding as of December 18, 2017, as disclosed by the Issuer to the Reporting Persons.

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed August 28, 2015 (the "Original Schedule 13D"), by Stuart M. Essig, Stuart M. Essig 2007 Family Trust and Essig Enright Family Foundation (the “Reporting Persons”) relating to the common stock, par value $0.01 per share, of SeaSpine Holdings Corporation (“SeaSpine” or the "Issuer"). As of the date of this report, the Filing Persons beneficially own less than 5% of the outstanding shares of the Issuer. Consequently, this Amendment constitutes the final amendment to the Original Schedule 13D and an exit filing for the Reporting Persons. Except as set forth herein, this Amendment does not modify any of the information previously reported by the Reporting Persons in the Original Schedule 13D. Unless otherwise indicated, all capitalized terms used herein have the meanings ascribed to them in the Original Schedule 13D.

Item 5.	Interest in Securities of Issuer

Item 5 is hereby amended in its entirety to read as follows:

(a)	Aggregate number and percentage of class beneficially owned:
As of December 18, 2017, the Reporting Persons may be deemed to be the beneficial owner of 636,894 shares of common stock. This ownership consists of the following:

(i) 65,100 shares of common stock purchased on the open market in ordinary broker-dealer open market transactions between August 18-20, 2015 by the Stuart M. Essig 2007 Family Trust and the Essig Enright Family Foundation (see Item 5(c)below);

(ii) 50,000 shares of common stock purchased on the open market in ordinary broker-dealer open market transactions on March 13, 2017 by Stuart M. Essig;
(iii) 318,936 shares of common stock received by Mr. Essig upon the conversion of Integra common stock in connection with the separation of SeaSpine from Integra;
(iv) 173,694 shares of common stock subject to outstanding stock options, all of which were exercisable as of December 18, 2017;
(v) 29,164 shares of common stock subject to restricted stock awards;
Based on calculations made in accordance with Rule 13d-3(d), the Reporting Persons may be deemed the beneficial owner of 4.7% of the Issuer’s common stock.

(b)	Voting and Dispositive Power:

Mr. Essig has sole voting and dispositive power over 571,794 shares that may be deemed to be beneficially owned by him as of December 18, 2017. This consists of the following: (i) 398,100 shares of common stock held directly by Mr. Essig; and (ii) 173,694 shares of common stock subject to outstanding stock options.

Mr. Essig shares voting and dispositive power with the Essig Enright Family Foundation with respect to the 32,550 shares held by this entity.

(c)
Transactions within the past 60 days: options to purchase 69,593 shares of common stock received by Mr. Essig upon the conversion of the economic value of options in Integra into shares of SeaSpine on July 1, 2015 in connection with the separation of SeaSpine from Integra expired on December 18, 2017.

(d)	Right to Direct the Receipt of Dividends: Not applicable.

(e)	Last Date on Which Reporting Person Ceased to be a 5% Holder: December 18, 2017

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 4, 2018

Stuart M. Essig
By:	/s/ Stuart M. Essig

Stuart M. Essig 2007 Family Trust
By:	/s/ Stuart M. Essig

Essig Enright Family Foundation
By:	/s/ Stuart M. Essig